INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

[redacted]

09046645

July 23, 2009.

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2009 JUL 24 A 5:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Industrias CH, S.A.B. de C.V.
Rule 12g3-2-(b) File No. 82-34903

The enclosed results of operations for the second quarter 2009 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g-3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours

Sergio Vigil
Chief Financial Officer

7/28

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2009 AND 2008

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**35,807,266**	**100**	**34,988,203**	**100**
s02	**CURRENT ASSETS**	**16,025,036**	**45**	**16,316,776**	**47**
s03	CASH AND AVAILABLE INVESTMENTS	1,833,105	5	1,201,373	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,297,376	9	5,653,136	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	570,919	2	780,632	2
s06	INVENTORIES	10,090,130	28	8,440,651	24
s07	OTHER CURRENT ASSETS	233,506	1	240,984	1
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**12,290,270**	**34**	**11,496,022**	**33**
s13	LAND AND BUILDINGS	5,362,513	15	5,003,952	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	15,733,957	44	14,854,738	42
s15	OTHER EQUIPMENT	317,411	1	313,452	1
s16	ACCUMULATED DEPRECIATION	9,668,219	27	8,989,109	26
s17	CONSTRUCTION IN PROGRESS	544,608	2	312,989	1
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,369,737**	**21**	**7,072,862**	**20**
s19	**OTHER ASSETS**	**122,223**	**0**	**102,543**	**0**
s20	**TOTAL LIABILITIES**	**9,667,288**	**100**	**11,745,712**	**100**
s21	**CURRENT LIABILITIES**	**4,416,704**	**46**	**7,145,923**	**61**
s22	SUPPLIERS	2,822,272	29	3,920,183	33
s23	BANK LOANS	30,365	0	925,569	8
s24	STOCK MARKET LOANS	3,987	0	3,106	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	367,494	4	783,512	7
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,192,586	12	1,513,553	13
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**62,771**	**1**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,250,584**	**54**	**4,537,018**	**39**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**26,139,978**	**100**	**23,242,491**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**4,294,727**	**16**	**3,863,825**	**17**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**21,845,251**	**84**	**19,378,666**	**83**
s36	**CONTRIBUTED CAPITAL**	**7,766,461**	**30**	**7,766,461**	**33**
s79	CAPITAL STOCK	6,636,495	25	6,636,495	29
s39	PREMIUM ON ISSUANCE OF SHARES	1,129,966	4	1,129,966	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**14,078,790**	**54**	**11,612,205**	**50**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	13,447,576	51	12,769,773	55
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	641,076	2	-1,147,068	-5
s80	SHARES REPURCHASED	-9,862	0	-10,500	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**1,833,105**	**100**	**1,201,373**	**100**
s46	CASH	1,039,663	57	553,484	46
s47	AVAILABLE INVESTMENTS	793,442	43	647,889	54
s07	**OTHER CURRENT ASSETS**	**233,506**	**100**	**240,984**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	233,506	100	240,984	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,369,737**	**100**	**7,072,862**	**100**
s48	DEFERRED EXPENSES (NET)	3,153,149	43	281,730	4
s49	GOODWILL	4,166,160	57	6,688,578	95
s51	OTHER	50,428	1	102,554	1
s19	**OTHER ASSETS**	**122,223**	**100**	**102,543**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	122,223	100	102,543	100
s21	**CURRENT LIABILITIES**	**4,416,704**	**100**	**7,145,923**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,732,142	39	4,702,698	66
s53	MEXICAN PESOS LIABILITIES	2,684,562	61	2,443,225	34
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**1,192,586**	**100**	**1,513,553**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	343,027	29	0	0
s89	INTEREST LIABILITIES	5,340	0	3,880	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	844,219	71	1,509,673	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**62,771**	**100**
s65	NEGATIVE GOODWILL	0	0	62,771	100
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,250,584**	**100**	**4,537,018**	**100**
s66	DEFERRED TAXES	5,149,941	98	4,349,085	96
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	32,316	1	113,268	2
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	68,327	1	74,665	2
s79	**CAPITAL STOCK**	**6,636,495**	**100**	**6,636,495**	**100**
s37	CAPITAL STOCK (NOMINAL)	5,098,604	77	5,098,604	77
s38	RESTATEMENT OF CAPITAL STOCK	1,537,891	23	1,537,891	23

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**13,447,576**	**100**	**12,769,773**	**100**
s93	LEGAL RESERVE	550,221	4	464,528	4
s43	RESERVE FOR REPURCHASE OF SHARES	1,101,345	8	1,102,621	9
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	10,969,822	82	9,427,744	74
s45	NET INCOME FOR THE YEAR	826,188	6	1,774,880	14
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**641,076**	**100**	**-1,147,068**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	831,880	130	-260,737	23
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-190,804	-30	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	-886,331	77
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	11,608,332	9,170,853
s73	PENSIONS AND SENIORITY PREMIUMS	0	98,990
s74	EXECUTIVES (*)	67	66
s75	EMPLOYEES (*)	1,938	2,399
s76	WORKERS (*)	2,983	4,490
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	293,900	293,900
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2009 AND 2008

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**11,099,453**	**100**	**19,142,261**	**100**
r02	COST OF SALES	8,651,200	78	15,228,642	80
r03	**GROSS PROFIT**	**2,448,253**	**22**	**3,913,619**	**20**
r04	GENERAL EXPENSES	1,198,027	11	849,938	4
r05	**INCOME (LOSS) FROM OPERATION**	**1,250,226**	**11**	**3,063,681**	**16**
r08	OTHER INCOME AND (EXPENSE), NET	1,962	0	4,623	0
r06	COMPREHENSIVE FINANCING RESULT	-72,295	0	-248,278	-1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**1,179,893**	**11**	**2,820,026**	**15**
r10	INCOME TAXES	160,775	1	746,732	4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,019,118**	**9**	**2,073,294**	**11**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**1,019,118**	**9**	**2,073,294**	**11**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	192,930	2	298,414	2
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**826,188**	**7**	**1,774,880**	**9**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**11,099,453**	**100**	**19,142,261**	**100**
r21	DOMESTIC	7,056,969	64	6,236,273	33
r22	FOREIGN	4,042,484	36	12,905,988	67
r23	TRANSLATED INTO DOLLARS (***)	289,841	3	1,233,817	6
r08	**OTHER INCOME AND (EXPENSE), NET**	**1,962**	**100**	**4,623**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	1,962	100	15,338	332
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	10,715	232
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-72,295**	**100**	**-248,278**	**100**
r24	INTEREST EXPENSE	23,973	-33	14,180	-6
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	29,352	-41	128,528	-52
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-77,674	107	-362,626	146
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**160,775**	**100**	**746,732**	**100**
r32	INCOME TAX	55,990	35	290,791	39
r33	DEFERRED INCOME TAX	104,785	65	455,941	61

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	11,654,426	20,099,374
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	31,207,869	32,456,806
r39	OPERATING INCOME (**)	2,144,826	3,683,020
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	1,378,039	2,208,852
r41	NET CONSOLIDATED INCOME (**)	1,704,168	2,595,588
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	585,307	321,808

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL1 TO JUNE 30 OF 2009

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**5,088,011**	**100**	**10,908,770**	**100**
rt02	COST OF SALES	3,873,024	76	8,464,760	78
rt03	**GROSS PROFIT**	**1,214,987**	**24**	**2,444,010**	**22**
rt04	GENERAL EXPENSES	586,254	12	450,502	4
rt05	**INCOME (LOSS) FROM OPERATION**	**628,733**	**12**	**1,993,508**	**18**
rt08	OTHER INCOME AND (EXPENSE), NET	1,331	0	-740	0
rt06	COMPREHENSIVE FINANCING RESULT	-167,352	-3	-194,148	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**462,712**	**9**	**1,798,620**	**16**
rt10	INCOME TAXES	154,041	3	521,893	5
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**308,671**	**6**	**1,276,727**	**12**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**308,671**	**6**	**1,276,727**	**12**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	64,842	1	183,210	2
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**243,829**	**5**	**1,093,517**	**10**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**5,088,011**	**100**	**10,908,770**	**100**
rt21	DOMESTIC	3,470,655	68	3,642,565	33
rt22	FOREIGN	1,617,356	32	7,266,205	67
rt23	TRANSLATED INTO DOLLARS (***)	121,317	2	706,547	6
rt08	**OTHER INCOME AND (EXPENSE), NET**	**1,331**	**100**	**-740**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	1,331	100	9,975	-1348
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	10,715	-1448
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-167,352**	**100**	**-194,148**	**100**
rt24	INTEREST EXPENSE	13,276	-8	9,029	-5
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	14,150	-8	57,805	-30
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-168,226	101	-242,924	125
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**154,041**	**100**	**521,893**	**100**
rt32	INCOME TAX	216,099	140	170,956	33
rt33	DEFERRED INCOME TAX	-62,058	-40	350,937	67

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	289,305	164,143

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	1,179,893	2,820,026
e02	+ (-)ITEMS NOT REQUIRING CASH	-12,665	152,261
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	555,955	193,280
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	23,973	14,180
e05	**CASH FLOW BEFORE INCOME TAX**	1,747,156	3,179,747
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-144,704	-1,896,972
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	1,602,452	1,282,775
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-634,005	-8,507,779
e09	**FINANCING ACTIVITIES**	968,447	-7,225,004
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-131	1,191,595
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	968,316	-6,033,409
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	-2,111	-282,732
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	866,900	7,517,514
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	1,833,105	1,201,373

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	-12,665	152,261
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	-1,779	152,261
e17	+ (-)OTHER UNREALIZED ITEMS	-10,886	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	555,955	193,280
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	585,307	321,808
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-29,352	-128,528
e24	(-)+ OTHER ITEMS	0	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	23,973	14,180
e25	+ACCRUED INTEREST	23,973	14,180
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-144,704	-1,896,972
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-52,635	-2,248,986
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	909,413	-1,198,199
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	18,621	4,081
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-695,124	1,373,132
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	196,504	242,994
e32	+ (-) INCOME TAXES PAID OR RETURNED	-521,483	-69,994
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-634,005	-8,507,779
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	-8,437,170
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-330,128	-199,137
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	-333,229	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	29,352	128,528
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-131	1,191,595
e45	+BANK FINANCING	20,061	925,569
e46	+STOCK MARKET FINANCING	0	-176
e47	+OTHER FINANCING	0	290,882
e48	(-)BANK FINANCING AMORTIZATION	0	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-20,192	-14,180
e56	-REPURCHASE OF SHARES	0	-10,500
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2009**

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.90		$	5.94	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	3.90		$	5.94	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	50.04		$	44.39	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.81	times		1.29	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		10.42	times		9.66	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	9.18	%	10.83	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	6.52	%	11.17	%
p03	NET INCOME TO TOTAL ASSETS (**)	4.76	%	7.42	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.87	times	0.93	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	2.54	times	2.82	times
p08	INVENTORIES TURNOVER (**)	2.60	times	3.21	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	46	days	46	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.25	%	0.01	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	27.00	%	33.57	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.37	times	0.51	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	17.92	%	40.04	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	52.15	times	216.06	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.23	times	2.76	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.63	times	2.28	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.34	times	1.10	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.66	times	1.39	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	41.50	%	16.81	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	99.99
SERVICIOS CH, S.A. DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	1	99.99
ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACEROS	50	99.99
CIA. MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	99.99
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUBLES	50,000	99.99
PROCARSA, S.A. DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	123,628,404	99.99
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	99.99
TUBERIAS PROCARSA ,S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	588,927,239	99.99
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA, DIST., Y MAQUILA DE TUBO	15,000	99.99
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACIÓN DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A DE C.V.	COMPRA VENTA Y DIST DE ANGULO Y ACERO	32,629,700	99.99
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA MONCLOVA, SA DE C.V.	FABRICACIÓN DE TUBOS Y PERFILES	50,000	99.99
GRUPO SIMEC, S.A.B. DE C.V. Y SUBSIDIARIAS.	MANF. Y VENTA DE PROD. SIDERÚRGICOS	497,709,214	76.47
OPERADORA ICH, S.A DE C.V.	FABRICACIÓN DE ACEROS ESPECIALES	45,000	99.99
ADMINISTRACION DE EMPRESAS CH, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA INDUSTRIAL, S.A DE C.V.	FABRICACION DE PERFILES Y TUBULARES	1,000,000	99.99
ACEROS Y LAMINADOS SIGOSA, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	39,579,700	99.99
PYTSA INDuSTRIAL DE MÉXICO, S. A. DE C. V.	MATERIALES METALICOS PARA LA CONSTRUCCIÓ	50,000	99.99
ADMINISTRACIÓN Y CONTROL DE LA PRODUCCIÓN, S.A DE	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
COMERCIALIZADORA PYTSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	99.86
HOLDING PROTEL , S.A DE C.V.	TENEDORA DE ACCIONES	90,273,151	100.00
INDUSTRIAL PROCARSA, S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	49,857,883	100.00
CIA. SIDERURGICA DEL GOLFO, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	23,264,129	100.00
NUEVA PYTSA INDUSTRIAL, S.A . DE C.V.	COMERZIALIZADORA DE LAMINA EN ROLLO	13,318,498	100.00
BASTEK INVESTMENTS, B.V.	TENEDORA DE ACCIONES	200	100.00
COMERCIALIZADORA SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	50,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
GE CAPITAL	NOT		20/05/2010	LIBOR +0.25							0	30,365	0	0	0	0
	YES										0	0	0	0	0	0
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	30,365	0	0	0	0

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
MEDIUM TERM	NOT	20/08/1993	15/12/1998	9.33							0	3,987	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	0	0	0	0	0	0	3,987	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
DIVERSOS	NOT APPLIED				1,278,362	0	0	0	0	0						
DIVERSOS	NOT										1,543,910	0	0	0	0	0
TOTAL SUPPLIERS					1,278,362	0	0	0	0	0	1,543,910	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
DIVERSOS	NOT APPLIED				0	1,038,706										
DIVERSOS											0	153,880				
TOTAL					0	1,038,706	0	0	0	0	0	153,880	0	0	0	0
TOTAL					**1,278,362**	**1,038,706**	**0**	**0**	**0**	**0**	**1,543,910**	**188,232**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**231,696**	**3,058,920**	**1**	**15**	**3,058,935**
LIABILITIES POSITION	**131,074**	**1,730,478**	**126**	**1,664**	**1,732,142**
SHORT-TERM LIABILITIES POSITION	131,074	1,730,478	126	1,664	1,732,142
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**100,622**	**1,328,442**	**-125**	**-1,649**	**1,326,793**

NOTES

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100	0.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD DE TUB CON COSTURA	176	53.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD DE TUB CON COSTURA DE	100	64.00
PLANTA DE LAM MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE acero	480	78.68
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE acero	250	72.42
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460	78.27
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380	29.70
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,150	0.00
PLANTA LORAIN (LAMINACION)	PRODUCCION Y VENTA DE ACERO	840	25.30
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	37.70
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125	41.00
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70	21.30
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	60	43.40
PLANTAS EN SAN LUIS POTOSI	PRODUCCION Y VENTA DE ACERO	600	82.51

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA, PLANTAS EN USA	DIVERSOS	Importación	NO	22.30
CHATARRA, PLANTAS EN MEXICO	DIVERSOS	Nacional		40.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A. T	Nacional		4.00
PALANQUILLA	DIVERSOS	Nacional		4.00
PELLETS, PLANTAS EN USA	CLIFF SALES COMPANY, US STEEL	Importación	NO	8.00
FERROALEACIONES, PLANTAS EN US	DIVERSOS	Importación	NO	6.00
FERROALEACIONES, PLANTAS EN ME	DIVERSOS	Nacional		4.00
ELECTRODOS, PLANTAS USA	SGL, CARBON,	Importación	NO	1.10
ELECTRODOS, PLANTAS EN MEXICO	DIVERSOS	Nacional		2.00

NOTES

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	1	12,488	0.00		FORJA DE MONTERREY
TUBERIA DE ACERO C	32	647,036	0.00		TUVAPASA
PERFILES COMERCILAES	77	938,284	0.00		GRUPO COLLADO
PERFILES ESTRUCTURA	85	869,949	0.00		DIS ACERO IBARRA
CORRUGADO	323	2,343,215	0.00		FORTACERO
SOLERAS	40	445,694	0.00		OP DE PROCESO DE ACE
BARRAS MACIZAS	141	1,250,646	0.00		ACEROS LA FAMA
LAMINA ROLADA	5	57,617	0.00		
BILLET	15	84,592	0.00		
MALLA	25	205,617	0.00		
ALAMBRON	18	132,732	0.00		
OTROS	0	69,099	0.00		
FOREIGN SALES					
	0	4,042,484	0.00		
TOTAL		**11,099,453**			

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	0	0			KREHER STEEL
TUBERIA DE ACERO	6	154,398			LB FOSTERCO
PERFILES COMERCIalES	21	206,641			SIGOSA STEEL
PERFILES ESTRUTURA	13	116,871			
CORRUGADO	5	33,437			
BARRAS MACIZAS	14	143,776			
SOLERAS	14	140,448			
BILLET	0	333			
FOREIGN SUBSIDIARIES					
BARRAS EN CALIENTE	181	2,183,169			
BARRAS EN FRIO	41	671,977			
SEMITERMINADOS REDON	12	129,269			
SEMITERMINADOS OTROS	27	262,165			
TOTAL		**4,042,484**			

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2009**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	0.00000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 436,574,580

NOTES

DERIVATIVE FINANCIAL INSTRUMENTS

R01: DATOS FINANCIEROS PRO FORMA

LOS SIGUIENTES DATOS FINANCIEROS PRO FORMA COMBINADOS (NO AUDITADOS), SE BASAN EN ESTADOS FINANCIEROS HISTÓRICOS DE LA COMPAÑÍA AJUSTADOS PARA DAR EFECTO A LA ADQUISICIÓN DE GRUPO SAN.

LOS AJUSTES PRO FORMA SUPONEN QUE LA ADQUISICIÓN FUE REALIZADA AL INICIO DE 2008 Y ESTÁN BASADOS EN LA INFORMACIÓN DISPONIBLE Y CIERTOS SUPUESTOS QUE LA ADMINISTRACIÓN CONSIDERA RAZONABLES.

LOS DATOS FINANCIEROS PRO FORMA NO PRETENDEN PRESENTAR COMO HUBIERAN RESULTADO LAS OPERACIONES CONSOLIDADAS SI LA ADQUISICIÓN EN EFECTO HUBIESE OCURRIDO EN ESA FECHA, NI PREDECIR LOS RESULTADOS DE OPERACIONES DE LA COMPAÑÍA.

(MILLONES DE PESOS)

	ENERO-JUNIO	
	2009	2008
VENTAS NETAS	11,099	21,886
UTILIDAD MARGINAL	2,397	4,927
UTILIDAD NETA	826	2,334